ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 10/20/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group acquires Life portfolio from ING Argentina" dated October 20, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Helst
Andres Christen

dw 10/22

Enclosure

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group acquires Life portfolio from ING in Argentina

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, October 20, 2004 – In order to strengthen the Life Insurance business in Argentina, Zurich Financial Services Group (Zurich) has signed an agreement with ING Insurance Argentina to acquire their Life business portfolio in Argentina. This includes the related assets and liabilities. The parties agreed to keep the transaction price confidential. As at December 31, 2003 the acquired business had gross written premiums, on a local statutory basis, of approximately USD 14 million (43 million Argentinean pesos). Pending regulatory approvals, the transaction is expected to close in early 2005.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN